Misc: Crowdfunding

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Hey << Test Nickname >>,

These past few months, we've been working hard to raise additional funding for Spoonful. More funds means more features, a better experience, and above all, wider access to food for those who need it.

In addition to the funds we've secured already, we've been thinking about opening things up to the community - that's you! We're still marinating (ha) on the idea, but wanted to put this out there and see what kind of response we get.

So that said, would you be interested in having an early stake in Spoonful?

Yes, tell me more!

All the best,

Sam & Deepa
Founders of Spoonful











Update: Wefunder Launch

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Together, we can help millions change their lives with food.

Today, we're thrilled to launch our crowdfunding campaign with Wefunder! For those of you who struggle with diet, this is an opportunity to invest in a team that understands you, believes in you, and has your back. As a Spoonful user, you'll also have the ability to invest before the public and at a discounted rate.

We know you have lots of questions! So here's some more info on startup investing, crowdfunding, and Spoonful.

What does it mean to invest in a startup?

Startup investors are essentially buying a piece of the company with their investment. They are putting down capital, in exchange for equity: a portion of ownership in the startup and rights to its potential future profits. Startup investors can make a profit from their investments when they sell part or all of their portion of ownership in the company during a liquidity event, such as an IPO or acquisition.

What is crowdfunding?

Crowdfunding is a way of raising capital through the collective effort of friends, family, customers, and individual investors. It's a bit different than traditional capital raises in that it affords an opportunity to a larger pool rather than a wealthy few.

How is Spoonful doing?

Short answer - great! Long answer - this year, we've nearly tripled our sign ups and maintained an app rating of 4.8 stars -- all with little to no money spent on marketing. We've been busy fundraising these past few months and now have $400k committed from a very solid group of institutional investors.

How much is Spoonful raising? What will you do with the money?

We're raising an additional $250k from crowdfunding, which, in conjunction with the institutional money already committed, will go towards growing the team, scaling our marketing efforts, and building / releasing our restaurants product (more details on our Wefunder profile).

Do Spoonful users get any perks?

You bet! For the next week, this campaign is only open to Spoonful users, and the first $100K will be raised at a $10M valuation cap (vs an $11M cap later on). This gives you more ownership for less commitment. In additional to favorable terms, we're also doing "perks" for those who invest at a certain level. All $1K+ investors get free Spoonful Premium for 1 year, and all $5K+ investors get Spoonful Premium for life.

I have more questions. How can I get in touch?

The best way to reach us is via our support email, support@spoonfulapp.com. We do our best to reply quickly, so send us a note!

Learn More

Our mailing address is:
Spoonful
29 Orinda Way
Orinda, CA 94563-6998







Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

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Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Reg Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Reg A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.